BB

3-7

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02018180

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 26 2002 354 SEC MAIL PROCESSING SECTION WASH, D.C.

| SEC FILE NUMBER |
|---|
| 8- 13485 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Patapsco Securities, Inc
d/b/a Chapin, Davis

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Village Square, Cross Keys
(No. and Street)

| Baltimore | Maryland | 21210 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leigh Moffit 410-435-3200
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smyth & Ward, P.A.
(Name — *if individual, state last, first, middle name*)

| Executive Plaza III, Suite LL5 | Hunt Valley | Maryland | 21031 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL P

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

80
3-15-02

# OATH OR AFFIRMATION

I, R Bruce Alderman, Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Patapsco Securities, Inc. d/b/a Chapin, Davis, as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

My commission expires 10/1/03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PATAPSCO SECURITIES, INC.

D/B/A CHAPIN DAVIS

INDEX

SMYTH & WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III - Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

# Independent Auditor's Report

Board of Directors
Patapsco Securities, Inc.
D/B/A Chapin Davis:

We have audited the accompanying statement of financial condition of Patapsco Securities, Inc., D/B/A Chapin Davis as of December 31, 2001 and related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Patapsco Securities, Inc., D/B/A Chapin Davis as of December 31, 2001 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smyth & Ward P.A.

Hunt Valley, Maryland
February 19, 2002

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

| | |
|---|---|
| Cash | $ 78,632 |
| Accounts receivable: | |
| Clearing organizations | 218,787 |
| Securities owned: | |
| Marketable, at market value | 887,348 |
| Not readily marketable, at estimated fair value | 4,300 |
| Deposits with clearing organizations | 50,000 |
| Prepaid expenses | 820 |
| Equipment and furniture, at cost less accumulated depreciation of $145,437 | 26,314 |
| | $1,266,201 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts payable and accrued expenses | 141,062 |
| Income Taxes Payable | 88,507 |
| Current portion of capital lease obligation | 1,520 |
| | 231,089 |
| Long term capital lease obligations, excluding current portion | 3,682 |
| Stockholders' equity: | |
| Common stock, $.10 par value: 200,000 shares authorized; 135,000 shares outstanding | 13,500 |
| Paid in Capital | 361,950 |
| Retained Earnings | 1,283,810 |
| Less Treasury Stock-61,650 shares at cost | (627,830) |
| Total stockholders' equity | 1,031,430 |
| Total liabilities and stockholders' equity | $1,266,201 |

The accompanying notes are an integral part of these financial statements.

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS
STATEMENT OF INCOME
For the Year Ended December 31, 2001

| | |
|---|---|
| Revenues: | |
| Commission | $2,012,206 |
| Principal transactions | 190,808 |
| Interest | 174,411 |
| Investment Advisory Fees | 90,970 |
| Other | 104,974 |
| | 2,573,369 |
| Expenses: | |
| Compensation and benefits | 1,555,792 |
| Floor brokerage and clearing fees | 384,397 |
| Communications | 35,012 |
| Interest | 1,155 |
| Occupancy and equipment rental | 208,403 |
| Other | 148,759 |
| | 2,333,518 |
| Income before Income taxes | 239,851 |
| Provision for income taxes(Note 7) | 88,507 |
| Net income | $ 151,344 |

The accompanying notes are an integral part of these financial statements.

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the year ended December 31, 2001

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Treasury Stock | Total Stockholders' Equity |
|---|---|---|---|---|---|
| Balance January 1, 2001 | $ 13,500 | $ 361,950 | $1,132,466 | $(493,100) | $1,014,816 |
| Treasury stock acquired(10,000 shares) | | | | (134,730) | (134,730) |
| Net Income | | | 151,344 | | 151,344 |
| Balance December 31, 2001 | $ 13,500 | $ 361,950 | $1,283,810 | $(627,830) | $1,031,430 |

The accompanying notes are an integral part of these financial statements.

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS
STATEMENT OF CASH FLOWS
for the year ended December 31, 2001

| | |
|---|---|
| Cash flows from operating activities: | |
| Net Income | $ 151,344 |
| Adjustments to reconcile net income to net cash used by operating activities: | |
| Depreciation | 10,238 |
| (Increase) decrease in operating assets: | |
| Receivable from clearing organizations | (46,135) |
| Securities owned, net | (97,359) |
| Income Tax Refunds | 156,217 |
| Deposits | 25,000 |
| Prepaid Expenses | 934 |
| Increase (decrease) in operating liabilities: | |
| Payable to clearing organizations | (106,616) |
| Securities sold, but not yet purchased | (6,244) |
| Accounts payable and accrued expenses | 23,484 |
| Income tax payable | 88,507 |
| Net cash provided by operating activities | 199,370 |
| Cash flows from investing activities: | |
| Purchase of office equipment | (6,201) |
| Net cash used in investing activities | (6,201) |
| Cash flows from financing activities: | |
| Purchase of common stock for treasury | (134,730) |
| Payments of long term capital lease obligation | (1,251) |
| Net cash provided by financing activities | (135,981) |
| Net increase in cash | 57,188 |
| Cash at January 1, 2001 | 21,444 |
| Cash at December 31, 2001 | $ 78,632 |

Supplemental cash flow disclosures:

| | |
|---|---|
| Cash payments for: | |
| Interest payments | $ 1,155 |
| Income tax payments | $ --- |

The accompanying notes are an integral part of these financial statements.

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

1. Operations of the Company:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

The Company was incorporated in Maryland on December 12, 1990. On March 22, 1991, the Company acquired the operations of Chapin Davis & Co., via an Asset Purchase Agreement.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services including principal transactions, agency transactions and investment advisory.

The Company forwards all securities transactions to BNY Clearing Securities, LLC, a Bank of New York company (BNY), which carries and clears such transactions for the Company on a fully disclosed basis.

The Statement of Financial Condition was prepared in accordance with generally accepted accounting principles which require Management to make assumptions and estimates that affect the amounts and disclosures presented. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies:

A. Security Transactions

Commission revenue and expenses are recorded on a settlement date basis which does not differ materially from a trade date basis. The Company maintains two types of accounts at BNY. One type primarily records the Company's trading activities for its own investments. The transactions associated with these accounts are recorded on a settlement day basis which does not differ materially from a trade date basis. The other type of accounts primarily records the Company's trading activities for investments that the Company plans to sell to customers. The transactions associated with these accounts are recorded on a trade date basis. All securities owned or sold not yet purchased are valued at market.

B. Investment Advisory Income

Investment advisory fees are received quarterly and recognized when received.

C. Office Equipment

Office equipment is recorded at cost - $171,751, net of accumulated depreciation of $145,437 at December 31, 2001. Depreciation of office equipment is determined by use of an accelerated method over the estimated useful life of the asset.

D. Statement of cash flows

For purposes of the Statement of Cash Flows the Company has defined cash equivalents as cash in checking and savings accounts. It does not include money market investments or security deposits held in cash.

E. Employee Benefits

Compensated absences are generally taken as earned and do not represent a material amount. Accordingly, the Company has not accrued compensated absences.

3. Receivables and payables from Clearing Organizations

Amounts receivable from clearing organizations at December 31, 2001 consist of fees, commissions receivable and money in several cash accounts.

4. Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased consist of trading and investment securities at quoted market values, as illustrated below. These securities are available for sale or repurchase. The Company does not own any securities it plans to hold until maturity.

| | Owned | Sold not yet purchased |
|---|---|---|
| Corporate stocks and money market investments | $847,263 | $ --- |
| Federal Government obligations | --- | --- |
| Corporate obligations | 24,513 | --- |
| State Government obligations | 15,572 | --- |
| | $887,348 | $ --- |

5. Lease Commitments

As of December 31, 2001, the Company leased office space and certain equipment under noncancelable operating lease payments required are as follows:

| | Operating Leases | Capital Leases |
|---|---|---|
| 2002 | 106,860 | 2,407 |
| 2003 | 106,860 | 2,406 |
| 2004 | --- | 2,005 |
| | $ 213,720 | $ 6,818 |
| Less amount representing interest(at rates of 19.581) | | 1,616 |
| Present value of net minimun lease payments | | 5,202 |
| Less current portion | | 1,520 |
| Total | | $ 3,682 |

6. Pension Plan

The Company has a 401(K) savings-profit sharing plan. Each participating employee may be permitted to contribute a portion of his compensation to the Plan. Within Plan limits the Company may contribute on behalf of each eligible participant a matching percentage of the participant's contribution. In addition, the Company may make annual contributions on a discretionary basis. The Company funded $6,685 to the Plan for the year ended December 31, 2001, which were matching contributions.

7. Income Taxes:

The components of income tax expense are Federal $71,479 and State $17,028 respectively. The difference between the Company's effective tax rate and the normal statutory rate is primarily attributed to the effect of the graduated tax brackets.

8. Financial Instruments With Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's securities activities through its correspondent broker involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks depositories or clearing organizations are unable to fulfill contractual obligations.

In accordance with industry practice, the Company records securities transactions executed on behalf of its customers on settlement date which is generally three business days after trade date. The risk of loss on the trade date transactions is identical to the risk inherent in settlement date transactions and relates to the customer's or broker's and dealer's inability to meet the terms of their contracts.

9. <u>Regulatory Requirements</u>

The Company is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1) which requires that "aggregate indebtedness" shall not exceed 15 times "net capital" as these terms are defined by the Rule. As of December 31, 2001, the Company's net capital was $947,342 which exceeded the capital requirements of $100,000 by $847,342 and its net capital ratio was 0.25 to 1.

Schedule I

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
as of December 31, 2001

| | | |
|---|---|---|
| NET CAPITAL | | |
| Total stockholders' equity | | $1,031,430 |
| Deduct: | | |
| Stockholders' equity not allowable for net capital | | ---- |
| Total stockholders' equity qualified for net capital | | $1,031,430 |
| Deductions and/or charges: | | |
| A. Total non-allowable assets | $ 31,516 | |
| B. Aged fails-to-deliver | | |
| 1. Number of items | ---- | |
| C. Aged short security differences | | |
| 1. Number of items | ---- | |
| D. Secured demand note deficiency | ---- | |
| E. Commodity futures contracts and spot commodities-proprietary capital charges | ---- | |
| F. Other deductions and/or charges | ---- | |
| G. Deductions for accounts carried under Rule 15c3-1 (a) (6), (a) (7) and (c) (2) (x) | ---- | |
| H. Total deductions and/or charges | | 31,516 |
| Net capital before haircuts on securities positions | | 999,914 |

Continued

Schedule I (continued)

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
as of December 31, 2001

| | | |
|---|---|---|
| Haircuts on Securities | | |
| A. Contractual securities commitments | $ ---- | |
| B. Subordinated securities borrowings | ---- | |
| C. Trading and investment securities: | | |
| 1. Bankers' acceptances, certificates of deposit and commercial paper | ---- | |
| 2. U.S. and Canadian government obligations | --- | |
| 3. State and municipal government obligations | 959 | |
| 4. Corporate obligations | 1,718 | |
| 5. Stocks and warrants | ---- | |
| 6. Options | ---- | |
| 7. Arbitrage | ---- | |
| 8. Other securities | 44,545 | |
| D. Undue Concentration | 5,350 | |
| E. Other | ---- | |
| | | 52,572 |
| Net Capital | | $ 947,342 |

Continued

Schedule I (continued)

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Items included in statement of financial condition: | |
| Accounts payable and accrued expenses | 141,062 |
| Income Tax Payable | 88,507 |
| Capital lease obligation | 5,202 |
| Total aggregate indebtedness | $ 234,771 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required | $ 100,000 |
| Excess net capital | $ 847,342 |
| Excess net capital at 1000% | $ 923,864 |
| Ratio: Aggregate indebtedness to net capital | 0.25 to 1 |

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

We conclude that there are no material differences between this computation of net capital pursuant of Rule 15c3-1 and the corresponding computation prepared by Patapsco Securities, Inc. D/B/A Chapin Davis and included in the Company's unaudited Part II FOCUS Report filing as of the same date.

Schedule II

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS

RECONCILIATION BETWEEN AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
December 31, 2001

There were no material differences between the audited Statement of Financial Condition contained in this report and the unaudited Statement of Financial Condition included in the Company's unaudited FOCUS Report filed as of December 31, 2001.

Schedule III

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii).

Schedule IV

PATAPSCO SECURITIES, INC.
D/B/A CHAPIN DAVIS

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2001

The Company is exempt from SEC Rule 15c-3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii).

## Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Patapsco Securities, Inc
D/B/A/ Chapin, Davis

In planning and performing our audit of the financial statements and supplemental schedules of Patapsco Securities D/B/A Chapin Davis (the Company), for the year ended December 31, 2001, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1)of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Continued

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practice and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the NASA and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smyth & Ward, P.A.

Hunt Valley, Maryland
February 19, 2002

PATAPSCO SECURITIES, INC.

D/B/A CHAPIN DAVIS

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

(Pursuant to Rule 17a-5 of the Securities
and Exchange Commission)

for the year ended December 31, 2001